

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Roberto R. Herencia
Executive Chairman and Chief Executive Officer
Byline Bancorp, Inc.
180 North LaSalle Street, Suite 300
Chicago, IL 60601

Re: Byline Bancorp, Inc.
Registration Statement on Form S-3
Filed December 14, 2022
File No. 333-268793

Dear Roberto R. Herencia:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please revise your fee table and the prospectus to disclose the aggregate number of securities being registered for resale by the selling securityholders and describe the initial transaction(s) in which the securities were sold to them. Also file a revised legality opinion that covers the securities to be offered for resale by the selling securityholders. Refer to General Instruction II.G. to Form S-3, Securities Act Rule 430B(b)(2), and, for guidance, Questions 228.03 and 228.04 of the Securities Act Rules Compliance and Disclosure Interpretations.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact David Lin at (202) 551-3552 or J. Nolan McWilliams, Acting Legal Branch Chief, at (202) 551-3217 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance